 Exhibit 99.1

YUKON-NEVADA GOLD CORP.
SUCCESSFUL TESTING OF MERCURY RECOVERY AND CONTROL TECHNOLOGY

Vancouver, BC – March 17, 2010 – Yukon-Nevada Gold Corp. (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) (the “Company”) is pleased to announce the positive results of the recent stack tests at its wholly owned subsidiary Queenstake Resources USA, Inc’s Jerritt Canyon Gold Mine.

The Company’s commitment to developing mercury recovery and control technology at its Jerritt Canyon property near Elko, Nevada has produced positive results. Six stack tests, conducted by an independent contractor, all showed mercury levels at approximately 50% and SO2 levels of less than 2% of the levels allowed under the Consent Decree recently signed with the State authorities.

Mr. Graham Dickson, the Chief Operating Officer of the Company, and the developer of the technology stated, "The support we received from the State in allowing us the time to develop a technology specifically designed for Nevada applications has been key to our success. We are continuing to optimize all of the important parameters and believe when we do so this technology will enable us to achieve significantly lower emission levels than those recently documented."

Mr. Robert Baldock, the Company’s President, commented, "We are clearly excited by this developing technology and expect that it could lead Jerritt Canyon to become an example and demonstration Alpha site for the industry."

Patent protection for the new technology is being pursued and it is hoped that the technology will be adopted by other companies which have difficulties in meeting their mercury emission levels.

The Company is presently operating its Jerritt Canyon roasting facility processing ore from its own stockpiles and from its recently re-opened underground Smith Mine. The SSX-Steer complex is being readied for re-opening at the end of 2010 and permitting continues for its proposed mine at Starvation Canyon. All of these mines are on the Jerritt Canyon property which covers 119 square miles.

The Company continues to look at opportunities to mill ore from other properties in the near locale. The Company believes this would enhance the profitability of the Jerritt Canyon operation.

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Arizona and Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

Yukon-Nevada Gold Corp.	CHF Investor Relations
Nicole Sanches	Jeanny So
Investor Relations Manager	Director of Operations
Tel: (604) 688-9427 ext 224	Tel: (416) 868-1079 ext. 225
Email: nicole@yngc.ca	Email: jeanny@chfir.com
www.yukon-nevadagold.com	www.chfir.com

If you would like to receive press releases via email please contact nicole@yngc.ca and specify “Yukon-Nevada Gold Corp. releases” in the subject line.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.